Exhibit 21

Subsidiaries of Velocity Energy Inc.

North Texas Drilling Services, Inc. (Texas corporation)
River Capital Holdings Limited (Barbados corporation)
River Reinsurance Limited (Barbados corporation)
Sonterra Operating, Inc. (Delaware corporation)
Velocity Energy Limited LLC (Texas limited liability company)
Velocity Energy Offshore LP (Delaware limited partnership)
Velocity Energy Operating Inc. (Delaware corporation)
Velocity Energy Partners L.P. (Delaware limited partnership)